File No. 70-9839


                           UNITED STATES OF AMERICA
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



Application of Northeast Utilities,      ) CERTIFICATE PURSUANT TO RULE 24
The Connecticut Light and Power Company, ) UNDER THE PUBLIC UTILITY HOLDING Western Massachusetts Electric Company, ) COMPANY ACT OF 1935
on Form U-1                              )


    Pursuant to the requirements of Rules 42, 43, 44, 46(a)and 54 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, Western Massachusetts Electric Company ("WMECO"), an electric utility subsidiary of NU and The Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of NU, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the repurchase of common stock out of capital or unearned surplus from parent. (HCAR No. 35-27529, May 16, 2002, File No. 70-9839) ("Order").

    For the quarter ended March 31, 2004, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of stock repurchased from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

    The Connecticut Light and Power Company (CL&P)

    ---------------------------------------------------------------------------
                                                As of March 31, 2004
    ---------------------------------------------------------------------------
                                          (Thousands of
                                          -------------
                                             Dollars)                 %
                                             --------                ---

    Common shareholders' equity:
     Common shares                         $   60,352                2.1%
     Capital surplus, paid in                 331,238               11.3
     Retained earnings                        326,248               11.2
                                           ----------              -----
     Total common shareholders' equity        717,838               24.6
    Preferred stock                           116,200                4.0
    Long-term and short-term debt             991,169               34.0
    Rate reduction bonds                    1,090,277               37.4
                                           ----------              -----
                                           $2,915,484              100.0%
                                           ==========              =====

    A common dividend of $11,768,649.75 was declared on March 17, 2004, and was paid to NU on March 31, 2004.


    Western Massachusetts Electric Company (WMECO)

    ---------------------------------------------------------------------------
                                                As of March 31, 2004
    ---------------------------------------------------------------------------
                                          (Thousands of
                                          -------------
                                             Dollars)                 %
                                             --------                ---

    Common shareholders' equity:
     Common shares                           $ 10,866                2.3%
     Capital surplus, paid in                  75,944               15.8
     Retained earnings                         73,602               15.3
                                             --------              -----
     Total common shareholders' equity        160,412               33.4
    Long-term and short-term debt             189,726               39.5
    Rate reduction bonds                      130,248               27.1
                                             --------              -----
                                             $480,386              100.0%
                                             ========              =====

    A common dividend of $1,621,255.69 was declared on March 17, 2004, and was paid to NU on March 31, 2004.

2) The current senior debt ratings of CL&P and WMECO, including a representation that such ratings are at or above investment grade.

    As of March 31, 2004, the senior secured debt ratings issued by Standard and Poor's Corporation and Moody's of CL&P are A- and A2, respectively and the senior unsecured debt ratings of WMECO are each BBB+ and A3, respectively. Each of CL&P and WMECO represent that such ratings are "investment grade" ratings.

3) The Utilities' cash-on-hand both during the quarter and as of the end of each quarter and a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

    CL&P and WMECO represent that during the quarter ended March 31, 2004, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.


                                                           Net cash
                                                             flows
           Cash       Net cash flows    Net cash flows     (used in)/
         beginning      provided by        (used in)      provided by   Cash end
         of period       operating         investing       financing    of period
         01/1/2004      activities        activities       activities   03/31/2004
         ---------      ----------        ----------       ----------   ----------

                               (Thousands of Dollars)
CL&P       $5,814         $48,467           $(11,449)        $(42,831)      $1
WMECO           1          14,136            (16,294)           2,158        1




                               SIGNATURE


      Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY





/s/ John P. Stack
    ------------------------------------------
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    May 27, 2004